Exhibit 99.4

Fact Sheet

Revenue Growth- Q2 27

	Reported	CC
QoQ growth (%)	1.2%	1.2%
YoY growth (%)	1.3%	1.5%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Reported	CC
Financial Services	28.0	27.9	27.7	2.3	2.1
Manufacturing	16.0	15.9	16.5	(1.4)	(0.7)
Energy, Utilities, Resources & Services	14.2	13.4	13.4	7.4	7.3
Retail	11.5	12.8	12.7	(8.1)	(7.7)
Communication	12.5	12.0	12.1	4.4	4.1
Hi-Tech	6.8	7.7	8.3	(17.5)	(17.3)
Life Sciences	8.4	8.0	6.4	32.5	32.5
Others	2.6	2.3	2.9	(7.4)	(4.7)
Total	100.0	100.0	100.0	1.3	1.5

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Reported	CC
North America	54.6	56.4	56.3	(1.6)	(1.5)
Europe	32.5	32.1	31.7	3.9	4.6
Rest of the world	10.1	9.0	8.9	15.1	10.9
India	2.8	2.5	3.1	(10.5)	(3.5)
Total	100.0	100.0	100.0	1.3	1.5

Client Data

	Quarter ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
Number of clients
Active	2,060	2,027	1,896
Added during the period (gross)	142	155	118
Number of Million dollar clients^
1 Million dollar +	1,048	1,026	1,012
10 Million dollar +	322	333	322
50 Million dollar +	87	85	85
100 Million dollar +	42	41	41
Client contribution to revenues
Top 5 clients	12.2%	12.1%	13.0%
Top 10 clients	19.8%	19.9%	20.7%
Top 25 clients	34.0%	33.9%	35.2%
Days sales outstanding^	64	63	71

^	LTM (Last twelve months) Revenues

#	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US $ using prior period exchange rates and comparing the same to our prior period reported revenues.

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
Effort
Onsite	22.6	22.8	23.2
Offshore	77.4	77.2	76.8
Utilization
Including trainees	81.9	82.1	82.2
Excluding trainees	85.4	84.9	85.1

Employee Metrics

(Nos.)

	Quarter ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
Total employees	332,542	328,062	331,991
S/W professionals	314,508	310,039	314,500
Sales & Support	18,034	18,023	17,491
Voluntary Attrition % (LTM - IT Services)	12.7%	13.0%	14.3%
% of Women Employees	39.8%	39.6%	39.5%

Cash Metrics

In US $ million

	Quarter ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
FCF(1)	928	955	1,101
Consolidated cash and investments(2)	4,720	3,916	6,173

In ₹ crore

	Quarter ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
FCF(1)	8,898	9,051	9,677
Consolidated cash and investments(2)	45,232	37,065	54,809

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (non-IFRS measure)

(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others

Consolidated Statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2026	Sep 30, 2025	Growth % YoY	Jun 30, 2026	Growth % QoQ
Revenues	5,145	5,076	1.3%	5,082	1.2%
Cost of sales	3,547	3,516	0.9%	3,482	1.9%
Gross profit	1,598	1,560	2.4%	1,600	-0.1%
Operating expenses:
Selling and marketing expenses	260	254	2.4%	270	-3.7%
Administrative expenses	259	241	7.5%	258	0.4%
Total operating expenses	519	495	4.8%	528	-1.7%
Operating profit	1,079	1,065	1.3%	1,072	0.7%
Operating margin %	21.0	21.0	0.0%	21.1	-0.1%
Other income, net of finance cost	77	100	-23.0%	91	-15.4%
Profit before income taxes	1,156	1,165	-0.8%	1,163	-0.6%
Income tax expense	337	325	3.7%	343	-1.7%
Net profit (after non-controlling interests)	817	839	-2.5%	819	-0.2%
Basic EPS ($)	0.20	0.20	-0.3%	0.20	-0.3%
Diluted EPS ($)	0.20	0.20	-0.2%	0.20	-0.3%
Dividend per share ($)(1)	0.27	0.26	13.0%	–	–

(1)	Dividend Growth (%) calculated in INR terms.

Consolidated Statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2026	Sep 30, 2025	Growth %
Revenues	10,227	10,018	2.1%
Cost of sales	7,028	6,933	1.4%
Gross profit	3,199	3,085	3.7%
Operating expenses:
Selling and marketing expenses	531	512	3.7%
Administrative expenses	517	480	7.7%
Total operating expenses	1,048	992	5.6%
Operating profit	2,151	2,093	2.8%
Operating margin %	21.0	20.9	0.1%
Other income, net of finance cost	168	210	-20.0%
Profit before income taxes	2,319	2,303	0.7%
Income tax expense	680	654	4.0%
Net profit (after non-controlling interests)	1,637	1,647	-0.6%
Basic EPS ($)	0.40	0.40	1.7%
Diluted EPS ($)	0.40	0.40	1.7%
Dividend per share ($)(1)	0.27	0.26	13.0%

(1)	Dividend Growth (%) calculated in INR terms.

Consolidated Statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2026	Sep 30, 2025	Growth % YoY	Jun 30, 2026	Growth % QoQ
Revenues	49,244	44,490	10.7%	48,211	2.1%
Cost of sales	33,943	30,800	10.2%	33,033	2.8%
Gross profit	15,301	13,690	11.8%	15,178	0.8%
Operating expenses:
Selling and marketing expenses	2,489	2,224	11.9%	2,568	-3.1%
Administrative expenses	2,482	2,113	17.5%	2,447	1.4%
Total operating expenses	4,971	4,337	14.6%	5,015	-0.9%
Operating profit	10,330	9,353	10.4%	10,163	1.6%
Operating margin %	21.0	21.0	0.0%	21.1	-0.1%
Other income, net of finance cost	733	876	-16.3%	865	-15.3%
Profit before income taxes	11,063	10,229	8.2%	11,028	0.3%
Income tax expense	3,225	2,854	13.0%	3,253	-0.9%
Net profit (after non-controlling interests)	7,823	7,364	6.2%	7,769	0.7%
Basic EPS (₹)	19.32	17.76	8.7%	19.19	0.6%
Diluted EPS (₹)	19.30	17.74	8.8%	19.17	0.7%
Dividend per share (₹)	26.00	23.00	13.0%	–	–

Consolidated Statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2026	Sep 30, 2025	Growth %
Revenues	97,454	86,769	12.3%
Cost of sales	66,975	60,025	11.6%
Gross profit	30,479	26,744	14.0%
Operating expenses:
Selling and marketing expenses	5,057	4,431	14.1%
Administrative expenses	4,928	4,156	18.6%
Total operating expenses	9,985	8,587	16.3%
Operating Profit	20,494	18,157	12.9%
Operating margin %	21.0	20.9	0.1%
Other income, net of finance cost	1,597	1,813	-11.9%
Profit before income taxes	22,091	19,970	10.6%
Income tax expense	6,478	5,670	14.3%
Net profit (after non-controlling interests)	15,592	14,285	9.1%
Basic EPS ()	38.51	34.47	11.7%
Diluted EPS ()	38.46	34.41	11.8%
Dividend per share ()	26.00	23.00	13.0%

As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six month ended figures reported in this statement.